

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-8.39%**	**-13.82%**	**1.77%**	**5.29%**	**2.91%**	**6.40%**
S&P 500 Index	-8.37	-21.98	0.22	5.17	3.06	8.37
Lehman Aggregate Bond Index	-0.49	3.65	4.15	3.78	5.20	5.96

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 9/30/2008):	$11.5 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 12/31/93
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Bryce A. Doty, CFA

- 17 Years of industry experience.

John M. Bernstein

- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- Genentech, Inc.
- Pepsico, Inc.
- Monsanto Co.
- Cisco Systems, Inc.
- Southwestern Energy Co.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 9/30/2008

	12-Month Distribution Rate
Sit Balanced Fund	2.25%

Average Annual Returns
as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-8.39%**	**-13.82%**	**1.77%**	**5.29%**	**2.91%**	**6.40%**
S&P 500 Index	-8.37	-21.98	0.22	5.17	3.06	8.37
Lehman Aggregate Bond Index	-0.49	3.65	4.15	3.78	5.20	5.96

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2008

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Lehman Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Lehman Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-13.53%**
S&P 500 Index	10.88	4.91	15.80	5.50	-19.29
Lehman Aggregate Bond Index	4.34	2.43	4.33	6.97	0.63


Sit Balanced
S&P 500 Index
Lehman Aggregate Bond Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 9/30/2008


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $13327.8957607198 in the Fund or $13519.0479993611 in the S&P 500 Index or $16595.41201184 in the Lehman Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
Contact Us

Search
Go

E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation

as of 9/30/2008


Other Assets & Liabilities
2.0%
Bonds
37.3%
Stocks
60.7%

Top Stock Holdings

as of 9/30/2008

Top Five Stocks	% of Net Assets
Genentech, Inc.	1.8%
Pepsico, Inc.	1.6
Monsanto Co.	1.5
Cisco Systems, Inc.	1.4
Southwestern Energy Co.	1.4
Number of Holdings: 181	Top Five Stock Holdings: 7.7%

Complete List of Holdings

Holdings as of June 30, 2008.

Important Legal Information

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets



Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-27.22%**	**-32.77%**	**8.22%**	**16.54%**	**10.77%**	**4.79%**
MSCI Emerging Markets Index	-27.61	-34.69	5.97	15.82	11.93	3.54

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2008):	$15.5 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Raymond E. Sit

- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- Petrobras
- America Movil, A.D.R.
- Samsung Electronics
- Gazprom, A.D.R.
- Cia Vale Do Rio Doce, A.D.R.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Search
Go

E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-27.22%**	**-32.77%**	**8.22%**	**16.54%**	**10.77%**	**4.79%**
MSCI Emerging Markets Index	-27.61	-34.69	5.97	15.82	11.93	3.54

*Not Annualized; **Inception Date of 7/1/94


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2008

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52

	1999	2000	2001	2002	2003
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59

	2004	2005	2006	2007	2008
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-35.41%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-36.82


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
100%
50%
0%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $27,807 in the Fund or $30,875 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2008


Cash & Other Net Assets
1.4%
Energy Minerals
14.3%
Finance
11.9%
Non-Energy Minerals
11.8%
Communications
11.2%
Electronic Technology
10.0%
Consumer Services
7.3%
Utilities
6.6%
Consumer Non-Durables
5.3%
Sectors Less Than 5%
20.2%

Portfolio Structure by Region

as of 9/30/2008


Asia
51.5%
51.0%
Latin America
23.7%
23.7%
Europe
16.3%
13.7%
Africa/Middle East
7.1%
11.6%
Cash & Other Net Assets
1.4%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0
10
20
30
40
50
60

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
Petrobras	4.1%
America Movil, A.D.R.	3.0
Samsung Electronics	2.9
Gazprom, A.D.R.	2.8
Cia Vale Do Rio Doce, A.D.R.	2.8
BHP Billiton, Ltd., A.D.R.	2.7
Central European Dist Co.	2.3
Tenaris, A.D.R.	2.1
Rio Tinto Ltd.	2.0
Reliance Inds	2.0
Number of Holdings: 86	Top 10: 26.5%

Complete List of Holdings

Holdings as of June 30, 2008.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Important Legal Information



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**-7.24%**	**-12.80%**	**7.51%**
S&P 500 Index	-8.37	-21.98	2.93
Sit Dividend Growth Class S	**-7.39**	**-13.14**	**3.39**
S&P 500 Index	-8.37	-21.98	-2.19

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 9/30/2008):	$37.7 Million
S Class Net Assets (as of 9/30/2008):	$6.9 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception in 2003.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- Procter & Gamble Co.
- Johnson & Johnson, Inc.
- Occidental Petroleum Corp.
- Verizon Communications, Inc.
- Microsoft Corp.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Search
Go

E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send | Reset

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Since Inception**
Sit Dividend Growth Class I	**-7.24%**	**-12.80%**	**5.81%**	**7.51%**
S&P 500 Index	-8.37	-21.98	0.22	2.93
Sit Dividend Growth Class S	**-7.39**	**-13.14**	**--**	**3.39**
S&P 500 Index	-8.37	-21.98	--	-2.19

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year

as of 9/30/2008

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-12.95%**
S&P 500 Index	10.88	4.91	15.80	5.50	-19.29


Sit Dividend Growth Class I
S&P 500 Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


Sit Dividend Growth Class I
S&P 500 Index
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
12/31/2003
9/30/2008

The sum of $10,000 invested at inception (12/31/03) and held until 9/30/2008 would have grown to $14,106 in the Fund's Class I or $11,469 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2008



Cash & Other Net Assets 1.2%
Finance 18.8%
Consumer Non-Durables 11.5%
Health Technology 10.9%
Producer Manufacturing 10.9%
Energy Minerals 10.4%
Electronic Technology 7.1%
Communications 4.1%
Technology Services 4.1%
Sectors Less Than 4.0% 21.0%

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
Procter & Gamble Co.	2.7%
Johnson & Johnson, Inc.	2.7
Occidental Petroleum Corp.	2.6
Verizon Communications, Inc.	2.4
Microsoft Corp.	2.1
General Electric Co.	2.1
Chevron Corp.	1.9
Pepsico, Inc.	1.9
Intl Business Machines Corp.	1.8
Becton Dickinson & Co.	1.8
Number of Holdings: 96	Top 10: 22.0%

Complete List of Holdings

Holdings as of June 30, 2008.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-21.69%**	**-27.99%**	**1.10%**	**7.87%**	**0.22%**	**4.09%**
Morgan Stanley EAFE Growth Index	-21.92	-28.48	2.16	9.23	2.97	3.61

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 9/30/2008):	$29.3 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 11/1/91
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.
- Lead portfolio manager has been at the helm of this Fund since inception over 14 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit
- 17 Years of industry experience.

Janet K. Kinzler
- 14 Years of industry experience.

Tasha M. Murdoff
- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- BHP Billiton, Ltd.
- Rio Tinto, A.D.R.
- Vestas Wind Systems A/S
- Schlumberger, Ltd.
- Nestle, S.A.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Important Legal Information



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Daily Prices
Account Access
Contact Us
Search
Go
E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send | Reset

Average Annual Returns
as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-21.69%**	**-27.99%**	**1.10%**	**7.87%**	**0.22%**	**4.09%**
MSCI EAFE Growth Index	-21.92	-28.48	2.16	9.23	2.97	3.61

*Not Annualized; **Inception Date of 11/1/91


Sit International Growth Fund
MSCI EAFE Growth Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2008

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-28.07%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-28.28


Sit International Growth Fund
MSCI EAFE Growth Index
60%
40%
20%
0%
-20%
-40%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 9/30/2008


Sit International Growth Fund
MSCI EAFE Growth Index
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $10,219 in the Fund or $13,406 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Sector Allocation

as of 9/30/2008


Cash & Other Net Assets 1.5%
Finance 16.0%
Consumer Non-Durables 11.0%
Health Technology 8.6%
Non-Energy Minerals 7.6%
Producer Manufacturing 7.0%
Electronic Technology 6.5%
Communications 6.2%
Process Industries 6.1%
Sectors less than 6.0% 29.5%

Portfolio Structure by Region

as of 9/30/2008


Europe
57.5%
67.2%
Asia
32.8%
32.8%
Other
8.2%
0.0%
Cash & Other Net Assets
1.5%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
BHP Billiton, Ltd.	4.2%
Rio Tinto, A.D.R.	3.2
Vestas Wind Systems A/S	3.0
Schlumberger, Ltd.	2.8
Nestle, S.A.	2.3
SAP AG	2.0
Veolia Environment	1.9
Telefonica, S.A.	1.8
Agrium, Inc.	1.8
Synthes, Inc.	1.7
Number of Holdings: 94	Top 10: 24.8%

Complete List of Holdings

Holdings as of June 30, 2008.

Important Legal Information



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-11.47%**	**-16.70%**	**2.43%**	**7.18%**	**1.44%**	**10.08%**
Russell 1000® Growth Index	-12.33	-20.88	NaN	3.74	0.59	10.61

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2008):	$288.7 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Roger J. Sit
- 17 Years of industry experience.

Ronald D. Sit, CFA
- 23 Years of industry experience.

Michael J. Stellmacher, CFA
- 17 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- Monsanto Co.
- Southwestern Energy Co.
- Pepsico, Inc.
- Genentech, Inc.
- Cisco Systems, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-11.47%**	**-16.70%**	**2.43%**	**7.18%**	**1.44%**	**10.08%**
Russell 1000® Growth Index	-12.33	-20.88	NaN	3.74	0.59	10.61

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2008

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-16.44%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-20.27


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


Sit Large Cap Growth Fund
Russell 1000® Growth Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $11,535 in the Fund or $10,607 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2008


Cash & Other Net Assets 9.3%
Health Technology 12.0%
Finance 11.1%
Electronic Technology 10.8%
Consumer Non-Durables 9.0%
Energy Minerals 8.1%
Technology Services 7.6%
Producer Manufacturing 7.2%
Industrial Services 4.8%
Sectors Less than 4.0% 20.1%

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
Monsanto Co.	2.2%
Southwestern Energy Co.	2.2
Pepsico, Inc.	2.1
Genentech, Inc.	2.0
Cisco Systems, Inc.	2.0
McDonald's Corp.	2.0
Intl Business Machines Corp.	2.0
Schlumberger, Ltd.	2.0
Coca-Cola Co.	2.0
Celgene Corp.	1.8
Number of Holdings: 92	Top 10: 20.1%

Complete List of Holdings

Holdings as of June 30, 2008.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Daily Prices | Account Access | Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-18.68%**	**-26.91%**	**0.19%**	**7.81%**	**4.30%**	**12.17%**
Russell Midcap® Growth Index	-17.75	-24.65	-0.75	6.53	5.51	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2008):	$168.2 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Matthew T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- Celgene Corp.
- Southwestern Energy Co.
- Activision Blizzard, Inc.
- TCF Financial Corp.
- Airgas, Inc.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-18.68%**	**-26.91%**	**0.19%**	**7.81%**	**4.30%**	**12.17%**
Russell Midcap® Growth Index	-17.75	-24.65	-0.75	6.53	5.51	N/A

*Not Annualized; **Inception Date of 9/2/82


Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
24%
18%
12%
6%
0%
-6%
-12%
-18%
-24%
-30%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Search
Go
E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset

Total Return by Calendar Year

as of 9/30/2008

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-25.14%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-23.35


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $15,228 in the Fund or $17,091 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2008


Cash & Other Net Assets
0.9%
Health Technology
16.7%
Sectors Less Than 4%
24.9%
Producer Manufacturing
9.9%
Process Industries
6.5%
Finance
9.7%
Industrial Services
6.9%
Electronic Technology
8.5%
Technology Services
7.7%
Energy Minerals
8.3%

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
Celgene Corp.	3.2%
Southwestern Energy Co.	2.7
Activision Blizzard, Inc.	2.7
TCF Financial Corp.	2.4
Airgas, Inc.	2.0
Gilead Sciences, Inc.	2.0
XTO Energy, Inc.	2.0
Stericycle, Inc.	2.0
Thermo Fisher Scientific, Inc.	1.8
Intuitive Surgical, Inc.	1.8
Number of Holdings: 86	Top 10: 22.7%

Complete List of Holdings

Holdings as of June 30, 2008.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Daily Prices
Account Access
Contact Us

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-3.74%**	**-3.38%**	**1.19%**	**2.41%**	**3.26%**	**4.42%**
Lehman 5-Yr Municipal Bond Index	0.66	3.72	3.52	2.81	4.25	4.69

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 3/31/2008):	$281 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Debra A. Sit, CFA

- 26 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 14 Years of industry experience.

Click for Full Biographies

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations

as of 9/30/2008

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**5.02%**	**8.38%**	**4.31%**	**14.6 Years**	**4.8 Years**	**6.1 Years**

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-3.74%**	**-3.38%**	**1.19%**	**2.41%**	**3.26%**	**4.42%**
Lehman 5-Yr Municipal Bond Index	0.66	3.72	3.52	2.81	4.25	4.69

*Not Annualized; **Inception Date of 12/1/93


8%
6%
4%
2%
0%
-2%
-4%
Sit Minnesota Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2008

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Lehman 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Lehman 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**		
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-3.25%**		
Lehman 5-Year Municipal Bond Index	0.95	3.34	5.15	1.78		


12%
8%
4%
0%
-4%
Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12/1/1993
9/30/2008

The sum of $10,000 invested at inception (12/1/93) and held until 9/30/2008 would have grown to $19,007 in the Fund or $19,733 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt



Sector Allocation

as of 9/30/2008


Cash & Other Net Assets
3.3%
Sectors less than 3.0%
8.8%
Industrial/Pollution
3.6%
Insured
4.4%
Utility
5.2%
Other Revenue
9.1%
Single Family Mortgage
10.8%
Education/Student Loan
12.0%
Multifamily Mortgage Revenue
19.3%
Hospital/Health Care Revenue
23.5%

Quality Ratings

(% of Total Net Assets)
as of 9/30/2008


Other Assets and Liabilities
3.3%
AAA
11.8%
AA
12.6%
A
16.8%
BBB
16.2%
Less Than BBB
3.0%
Not Rated*
36.3%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.5%	7.2%	18.0%	10.2%	0.4%

Complete List of Holdings

Holdings as of June 30, 2008.

Important Legal Information



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Statement Regarding U.S. Treasury Department's Temporary Guarantee Program for Money Markets

Daily Prices
Account Access
Contact Us

Search
Go

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**0.55%**	**3.76%**	**4.15%**	**2.93%**	**3.32%**	**3.82%**	**2.06%**	**2.08%**
3-Month Treasury Bill	0.41	2.94	4.10	3.11	3.46	3.99		

*Not Annualized; **Inception Date of 11/1/93

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

About the Fund

Net Assets (as of 6/30/2008):	$76.8 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Mark H. Book, CFA, CMA

- 21 Years of industry experience.

Click for Full Biographies

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market



Daily Prices
Account Access
Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields

as of 6/30/2008

	7-Day Current Annualized Yield[1]	7-Day Effective Annual Yield[1]
Sit Money Market Fund	**2.06%**	**2.08%**

Average Annual Returns

as of 6/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Money Market Fund	**0.55%**	**3.76%**	**4.15%**	**2.93%**	**3.32%**	**3.82%**
3-Month Treasury Bill	0.41	2.94	4.10	3.11	3.46	3.99

*Not Annualized; **Inception Date of 11/1/93


Sit Money Market Fund
3-Month Treasury Bill
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 6/30/2008

	1993	1994	1995	1996	1997	1998	1999	2000
Sit Money Market Fund	**0.46%**	**3.84%**	**5.58%**	**5.08%**	**5.22%**	**5.17%**	**4.79%**	**6.03%**
3-Month Treasury Bill	0.53	4.47	5.82	5.27	5.32	5.01	4.88	6.16
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Money Market Fund	**3.67%**	**1.25%**	**0.65%**	**0.88%**	**2.77%**	**4.59%**	**4.79%**	**1.42%**
3-Month Treasury Bill	3.50	1.67	1.03	1.41	3.26	5.00	4.56	0.93


Sit Money Market Fund
3-Month Treasury Bill
8%
7%
6%
5%
4%
3%
2%
1%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 6/30/2008


Sit Money Market Fund
3-Month U.S. Treasury Bill
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
11/1/1993
9/30/2008

The sum of $10,000 invested at inception (11/1/93) and held until 6/30/2008 would have grown to $17,322 in the Fund or $17,761 in the 3-Month U.S. Treasury Bill assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Search
Go
E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-14.93%**	**-25.74%**	**0.59%**	**6.96%**	**8.80%**	**10.78%**
Russell 2000® Growth Index	-6.99	-17.07	1.45	6.64	4.67	6.05

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2008):	$78.3 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Matt T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2008

- NuVasive, Inc.
- ANSYS, Inc.
- Arena Resources, Inc.
- TCF Financial Corp.
- SBA Communications Corp.

Search
Go

E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Send Reset

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns
as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-14.93%**	**-25.74%**	**0.59%**	**6.96%**	**8.80%**	**10.78%**
Russell 2000® Growth Index	-6.99	-17.07	1.45	6.64	4.67	6.05

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
18%
12%
6%
0%
-6%
-12%
-18%
-24%
-30%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2008

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44

	2001	2002	2003	2004	2005	2006	2007
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05

	2008
Sit Small Cap Growth Fund	**-22.69%**
Russell 2000® Growth Index	-15.29


Sit Small Cap Growth Fund
Russell 2000® Growth Index
120%
80%
40%
0%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 9/30/2008


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
9/30/2008

The sum of $10,000 invested on 9/30/1998 and held until 9/30/2008 would have grown to $23,241 in the Fund or $15,790 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation

as of 9/30/2008


Cash & Other Net Assets 4.2%
Health Technology 19.5%
Sectors less than 5.0% 17.2%
Health Services 6.4%
Electronic Technology 10.9%
Energy Minerals 6.9%
Producer Manufacturing 9.3%
Industrial Services 7.2%
Technology Services 9.2%
Finance 9.2%

Top Stock Holdings

as of 9/30/2008

Company	% of Net Assets
NuVasive, Inc.	3.1%
ANSYS, Inc.	2.7
Arena Resources, Inc.	2.5
TCF Financial Corp.	2.4
SBA Communications Corp.	2.2
CommScope, Inc.	2.0
Microsemi Corp.	1.9
Affiliated Managers Group	1.8
Lufkin Industries, Inc.	1.8
Core Laboratories	1.7
Number of Holdings: 99	Top 10: 22.1%

Complete List of Holdings

Holdings as of June 30, 2008.

Daily Prices

Account Access

Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Important Legal Information



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-4.32%**	**-5.25%**	**NaN%**	**1.43%**	**2.49%**	**5.12%**
Lehman 5-Yr Municipal Bond Index	0.66	3.72	3.52	2.81	4.25	5.64

*Not Annualized; **Inception Date of 9/29/88

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

About the Fund

Net Assets (as of 3/31/2008):	$229.7 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley
- 40 Years of industry experience.

Debra A. Sit, CFA
- 26 Years of industry experience.

Paul J. Jungquist, CPA, CFA
- 14 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Yields and Durations

as of 9/30/2008

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	**5.13%**	**7.89%**	**4.28%**	**14.4 Years**	**4.9 Years**	**5.6 Years**

Average Annual Returns

as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**-4.32%**	**-5.25%**	**NaN%**	**1.43%**	**2.49%**	**5.12%**
Lehman 5-Yr Municipal Bond Index	0.66	3.72	3.52	2.81	4.25	5.64

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2008

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Lehman 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Lehman 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-4.65%**
Lehman 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	1.78


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
15%
10%
5%
0%
-5%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000

as of 9/30/2008


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
9/29/1988
9/30/2008

The sum of $10,000 invested at inception (9/29/88) and held until 9/30/2008 would have grown to $27,181 in the Fund or $29,984 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2008


Cash Equivalents 6.0%
Hospital/Health Care Revenue 19.1%
Sectors less than 3% 6.5%
Industrial/Pollution 3.2%
Mutual Funds 4.1%
Single Family Mortgage 6.5%
Other Revenue 17.6%
Education 9.8%
Insured 10.4%
Multifamily Mortgage 16.8%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2008


Other Assets & Liabilities 6.0%
AAA 13.5%
AA 7.6%
Non-Rated 32.0%
A 12.9%
Less Than BBB 4.6%
BBB 23.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	2.9%	6.0%	17.2%	5.9%

Complete List of Holdings

Holdings as of June 30, 2008.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Performance

Average Annual Returns as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.99%**	**6.54%**	**5.17%**	**4.24%**	**4.75%**	**6.58%**
Lehman Intermediate Government Index	1.79	7.52	5.63	4.00	5.13	6.80

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 9/30/2008):	$351.5 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Bryce A. Doty, CFA

- 17 Years of industry experience.

Mark H. Book, CFA, CMA

- 21 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Yields and Durations
as of 9/30/2008

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**5.05%**	**4.65%**	**22 Years**	**2.3 Years**

Average Annual Returns
as of 9/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.99%**	**6.54%**	**5.17%**	**4.24%**	**4.75%**	**6.58%**
Lehman Intermediate Government Bond Index	1.79	7.52	5.63	4.00	5.13	6.80

*Not Annualized; **Inception Date of 6/2/87


10%
8%
6%
4%
2%
0%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2008

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Lehman Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Lehman Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Lehman Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**		
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**3.89%**		
Lehman Intermediate Government Bond Index	1.68	3.84	8.47	4.02		


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Growth of $10,000
as of 9/30/2008


$42,000
$38,000
$34,000
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
6/2/1987
6/30/2008

The sum of $10,000 invested at inception (6/2/87) and held until 9/30/2008 would have grown to $38,955 in the Fund or $40,745 in the Lehman Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government



Daily Prices

Account Access

Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2008


Taxable Municipal 0.1%
Cash & Other Net Assets 8.1%
U.S. Treasury/Federal Agency 3.5%
Collateralized Mortgage Obligations 28.1%
GNMA Pass-Through 16.1%
FHLMC 16.8%
FNMA Pass-Through 27.3%

Estimated Average Life Profile

as of 9/30/2008


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8.1%
82.9%
7.3%
1.1%
0.6%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of June 30, 2008.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.